Exhibit III

Breakdown of registered

securities held by or

for the account of the registrant

			Amount held by or
	Amount as to which		for the account of
Title of Issue	registration is effective		the Registrant

1.625% Notes due September 01, 2015	USD	4,000,000,000	USD	2,334,000
2.125% Notes due July 15, 2016	USD	3,000,000,000	USD	16,000,000
1.000% Notes due March 15, 2018	USD	5,000,000,000	USD	116,365,000
1.625% Notes due December 18, 2018	USD	3,000,000,000	USD	1,379,000
3.125% Notes due October 15, 2015	EUR(1)	5,624,000,000	EUR(1)	8,883,000
4.625% Notes due April 15, 2020	EUR(1)	5,000,000,000	EUR(1)	1,181,000
4.000% Notes due October 15, 2037	EUR(1)	5,000,000,000	EUR(1)	5,304,000

(1)             The USD equivalent amount may be calculated using the EUR/USD conversion rate of 1.3791 utilized for establishing the balance sheet of the registrant as at December 31, 2013